Item 1. Valles Capital Inc. is the company registering as an
	Investment Company.
Item 2. Valles Capital Inc. was created on April 20, 2024 in the
	Great State Arizona
Item 3. as a C Corporation.
Item 4. To become the management company of a new
Item 5. Open End Retail Government Money Market Mutual fund.
Item 6. A non-diversified company
Item 7. With no board of directors other than the Incorporator
	Angel M Valles 112 East Fairmont Drive Tempe, Arizona 85282
Item 8 N/A
Item 9.
a.	No
b.	N/A
c.	Yes
d.	Yes
e.	Angel M Valles 500 million beneficial shares
Item 10. $5 Billion
Item 11. No
Item 12. N/A